VIA U.S. MAIL AND FACSIMILE

Julien Bourgeois, Esq.
Dechert LLP
1775 I Street, NW
Washington, DC 20006-2401

        Re: **SBL Fund – Series D**
                Post-Effective Amendment No. 59 filed on Form N-1A
                File Nos. 811-2753 and 2-59353

Dear Mr. Bourgeois:

        The staff has reviewed the above-referenced post-effective amendment to the registration statement, which the Commission received on February 28, 2011. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1.   **GENERAL**

        a.   If the registrant intends to distribute a summary prospectus, please provide the staff a draft of the rule 498(b)(1)(v) legend you intend to use via an EDGAR correspondence filing.

        Moreover, if the registrant does intend to distribute a summary, please reconcile the placement of Item 6-8 disclosure under "Additional Information" on page 21 with the content requirements of a summary prospectus as set forth in Rule 498(b)(2).

        b.   Please confirm that registrant will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

PROPSECTUS

2.   **Fees and Expenses of the Series (page 3)**

        a.   Please clarify where the text for the "*" footnote appearing after "Annual Operating Expenses" caption for second table is provided and confirm that in reflecting the current fees, the registrant has complied with Instruction 3(d)(ii) to Item 3.

b. Please revise the narrative to the expense example to make it clear that the table reflects expenses whether or not you redeem your shares.

3. **Principal Investment Strategies (page 3)**

a. Per Item 4(a), the summary of principal investment strategies ("Item 4(a) Disclosure") should be "[b]ased on the information given in response to Item 9(b) ("Item 9(b) Disclosure"). Therefore, please provide Item 9(b) Disclosure (and revise the first sentence under "Investment Policies and Management Practices" on page 3 of the statement of additional information accordingly).

b. The first paragraph states that the Series "may hold up to 20% of its assets in securities not included in or representative of the Underlying Index." Given the percentage involved, please specify what types of investments could be purchased pursuant to this limitation both here in the summary and as additional Item 9(b) Disclosure.

In addition, appropriate risk disclosure corresponding to such investments should also be added to the summary and fuller discussion of principal risks.

c. Given the anticipated effective date for this filing, please provide more current values for any dated information provided in the second paragraph on page 4.

d. Please confirm whether the Fund that has a principal investment strategy that includes investments in derivatives, and if so please add appropriate principal investment strategy and principal risk disclosure to the summary and Item 9(b) and 9(c) Disclosure including the extent to which the Series may invest in them.

Moreover, if such disclosure is added, please ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Series intends to use to achieve its investment objective. *See* Barry Miller Letter to the ICI dated July 30, 2010.

4. **Principal Risks (page 4)**

a. Please add portfolio turnover risk, *e.g.*, high turnover rate is identified as a principal risk in first paragraph of preamble under "Description of Principal Risks" on page 7.

However in the latter disclosure and the first paragraph under "Market Timing/Short-Term Trading"" on page 12, please remove the reference to "taxable gains" given that shares of the Series are distributed through variable annuity and life contracts.

b.   Similarly to comment 3.a. above, per Item 4(b), the summary of principal risks ("Item 4(b) Disclosure") should be "[b]ased on the information given in response to Item 9(c) ("Item 9(c) Disclosure"). Therefore, please add Equity Securities Risk (see page 8) and Passive Investment Risk (see page 9) to the Item 4(b) Disclosure.

c.   In last sentence of "Non-correlation risk," please clarify what is meant by a "more classic index fund."

5.   Performance Information (page 5)

a.   Please clarify where the text for the "*" footnote appearing after the caption is provided.

b.   For the bar chart, please remove all horizontal axis lines except for the 0.0% axis line.

c.   Please move the disclosure regarding the change in objective and strategies to the narrative disclosure that precedes the bar chart.

6.   Additional Information Regarding Investment Objective (page 7)

Please delete all but the first paragraph of disclosure, *i.e.*, the remaining disclosure would be more appropriate appearing as part of Item 9(b) Disclosure as opposed to Item 9(a) investment objective disclosure.

7.   Investment Manager (page 10)

a.   Please reconcile the disclosure here describing the portfolio managers of the Series with that provided in the summary on page 5 where three portfolio managers were identified.

b.   Please include disclosure to the effect that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report. *See* item 10(a)(iii) of Form N-1A.

8.   Purchase & Redemption of Shares (page 11)

The second paragraph of this section describes investments by certain qualified retirement plans that can request purchases and redemptions directly with the fund. Please reconcile this language with your Item 6 disclosure.

9. **Market Timing/Short-Term Trading (page 12)**

a. Please describe the types of securities especially vulnerable to market timing (*e.g.*, foreign, small and mid cap, and high yield), and if applicable disclose whether the Series may invest in those type of securities as part of its principal investment strategy.

b. In the second paragraph, please disclose whether any restrictions resulting from a determination that market timing has occurred is applied uniformly. For example, the second sentence states that the Series reserves the right" to reject a purchase order.

If any restrictions are not applied uniformly, please add risk disclosure related to their discretionary nature, *i.e.*, policies are not applied uniformly and some Owners may be treated differently than others, resulting in the risk that some Owners may be allowed to market time and while others will bear the effects of their market timing.

c. Please confirm supplementally the relevance of the sixth paragraph of the market timing section given that the portfolio is offered through a variable contract.

10. **Determination of Net Asset Value (page 13)**

Per the Instruction to Item 11(a)(1), in the fifth paragraph, please disclose the effects of using fair value pricing, *i.e.*, that the fair value price may differ from actual sale price.

11. **Contract Owner Inquiries (page 14)**

Given that the portfolio is offered through variable contracts and has no direct relationship with contract owners, please confirm supplementally that the SBL fund will be able to answers questions about a contract owner's account and provide historical account transcripts, or remove this disclosure.

12. Please include the referenced "Exhibit A".

13. On the back cover page, please confirm that pursuant to Item 1(b)(4), the Investment Company Act file number appears in a type size smaller than that generally used in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

14. **Disclosure of Portfolio Holdings (page 26)**

For each person/entity which received portfolio holdings disclosure, please disclose the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed as required by Item 16(f)(1)(iii).

15. **Directors and Officers (page 28)**

a. Please provide the disclosure required by Item 17(b)(1) with respect why the Fund has determined that its leadership structure is appropriate given its specific characteristics and circumstances, *i.e.*, conclusive statement that it has made that determination is not sufficient and specifics as to how each directors background and/or experience supports the determination should be also be included.

b. In the tables that provide information on the trustees and officers beginning on page 28, please insert the exact age of each trustee and officer in lieu of their birth dates. Item 17(a)(1).

c. Similarly to the table of compensation on page 32, the first table under "Directors' Ownership of Securities" at the bottom of the same page should identify the directors as "Independent Directors."

16. **Code of Ethics (page 36)**

Please provide the disclosure required by Item 17(e), *i.e.*, codes adopted pursuant to Rule 17j-1 of Investment Company Act of 1940.

17. **Portfolio Manager Compensation (page 36)**

Please expand the "Compensation Information" section to provide a more detailed description of the compensation structure as Item 20(b) requires the registrant to describe compensation arrangements "with specificity."

PART C

18. When incorporating by reference to other previously filed post-effective amendments, please provide a file number when applicable.

19. Please confirm and explain how the powers of attorney incorporated by reference under Item 23(q) "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

20. Please confirm that there are no other persons directly or indirectly controlled by or under common control with the registrant, *e.g.*, many of the post-effective amendments incorporated by reference for exhibits under Item 28 are to post-effective amendments for Security Equity Funds.

21. With respect to Rydex Distributors LLC, please provide the disclosure required by Item 32(c) or disclose why "Not applicable" was provided.

22. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filing or in response to our comments on your filing.

****

Please respond to these comments with a letter via EDGAR correspondence and a revised post-effective amendment to the registration statement. However, please provide responses to comments 1, 2, 5, and 19 via EDGAR correspondence prior to the effective date of the filing. If you believe that you do not need to change the post-effective amendment in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the post-effective amendment, it may be reviewed further after you respond to our comments. Therefore, we reserve the right to comment further on the post-effective amendment.

If you have any questions, please call me at (202) 551-6767. My facsimile number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington, D.C. 20549-8629.

Sincerely,

Sonny Oh
Senior Counsel